08001402

Reliance
Industries Limited

RECEIVED
2008 MAR 25 A 5:4

March 18, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 18, 2008	Media Release issued by the Company with regard to a statement by the Hon'ble Minister of State for Finance Shri Pawan Kumar Bansal in Rajya Sabha today is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

dlw 3/25

Reliance
Industries Limited

March 18, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Release

A Media Release issued by the Company with regard to a statement by the Hon'ble Minister of State for Finance Shri Pawan Kumar Bansal in Rajya Sabha today is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

Media Release

Reliance
Industries Limited

Reliance Industries Limited Statement

Our attention has been drawn to a statement by the Hon'ble Minister of State for Finance Shri Pawan Kumar Bansal in Rajya Sabha today;

Reliance Industries Limited statement is as follows

Mumbai March 18, 2008:

Reliance Industries Limited (RIL) and its group companies have complied with all rules and regulations and will cooperate and provide all the necessary information to the concerned authorities.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs1,18,354 crore (US$ 27.23 billion), cash profit of Rs17,678 crore (US$ 4.07 billion), net profit of Rs11,943 crore (US$ 2.75 billion) and net worth of Rs63, 967 crore (US$ 14.72 billion) as of March 31, 2007.

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Key Contacts:

Sharmili Vashani (Mumbai)	Tushar Pania (Mumbai)	Sudeep Purkayastha (Delhi)
022 – 2278 5587	022 -2278 5905	011-2346 3634
+91 99875 11205	+91 98200 88536	+91-98994 41119
sharmili.vashani@ril.com	tushar.pania@ril.com	sudeep.purkayastha@ril.com

END

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
E-mail : media.enquiries@ril.com
Internet : www.ril.com